SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Calamos Asset Management, Inc.

(Name of Subject Company)

Calamos Asset Management, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Sr. Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Calamos Asset Management, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2017 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A Common Stock of the Company pursuant to, and subject to the terms and conditions set forth in, the Offer to Purchase of the Offeror and Parent, dated as of January 18, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO of the Acquiror Group (as defined below) as filed with the Commission on January 18, 2017, as amended or supplemented from time to time. Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The second sentence of the second paragraph under “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” is amended in its entirety to read as follows:

“Unless the Offer is extended in accordance with the Merger Agreement, the Offer will expire at 11:59 p.m., New York City time, on February 17, 2017.”

The second paragraph under “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” is further amended and supplemented by adding the following sentence at the end of such paragraph:

“On February 15, 2017, the Offeror announced that it had waived the condition requiring that the number of Shares as to which properly executed notices of appraisal have been received by the Company and not withdrawn as of immediately prior to the expiration of the Offer not exceed 15% of the outstanding Shares.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The information under “ITEM 4. THE SOLICITATION OR RECOMMENDATION” is supplemented by adding the following new paragraphs at the end of the subsection captioned “(b) Background of the Offer and the Merger”:

“On February 14, 2017, the Special Committee met with representatives of Morris Nichols and Duff & Phelps to discuss a letter received from a shareholder describing a framework of an “alternative plan” for the Company. The framework does not describe a proposal for a merger transaction or an offer by any third party to purchase shares or assets of the Company.

As described in the letter, the framework would involve (i) the elimination of the voting control of the Class B Stock, (ii) the resignation of each of the current directors of the Company and the appointment by certain public shareholders of three new directors, including one director to be appointed by the shareholder who submitted the framework, (iii) a series of transactions involving cash distributions to the Company and repurchases of Shares held at Calamos Investments, (iv) an issuer self-tender for 7 million shares at $12 per share, and (v) the conversion of the remaining Shares into a “6% revenue royalty” purporting to allow shareholders to participate in future growth of the Company.

The Committee, after consulting with its advisers, determined that the framework would not reasonably be expected to lead to a Superior Proposal. Representatives of the Purchaser Group also advised representatives of the Special Committee that the Purchaser Group would not support the transactions reflected in the letter. The Special Committee determined that no action was required in response to the letter.”

The information under “ITEM 4. THE SOLICITATION OR RECOMMENDATION” is amended and further supplemented by replacing in full the paragraph immediately prior to the penultimate paragraph in subsection “(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee” as follows:

“In making its fairness determination, the liquidation value and net book value of the Company were not among the factors considered by the Special Committee or Duff & Phelps, which considered the Company’s business to be one that is not traditionally valued on the basis of book value or liquidation value. The information and factors the Special Committee considered and as described above reflect the view that the Company is a viable going concern.”

ITEM 9.	EXHIBITS.

“ITEM 9. EXHIBITS” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the list of Exhibits:

(a)(11)	Class Action Complaint, Witmer v. John P. Calamos, Sr., et al., C.A. No. 2017-0071-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed with the Commission by the Acquiror Group on February 3, 2017).

(a)(12)	Class Action Complaint, Foster v. John P. Calamos, Sr., et al., C.A. No. 2017-0075-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO/A filed with the Commission by the Acquiror Group on February 3, 2017).

(a)(13)	Class Action Complaint, Solak v. John P. Calamos, Sr., et al., C.A. No. 2017-0083-, filed in the Court of Chancery of the State of Delaware, dated February 3, 2017 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO/A filed with the Commission by the Acquiror Group on February 8, 2017).

(a)(14)	Press Release issued by CPCM Acquisition, Inc. on February 15, 2017 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO/A filed with the Commission by the Acquiror Group on February 15, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.

By:	/s/J. Christopher Jackson Name: J. Christopher Jackson Title: Senior Vice President and General Counsel

February 15, 2017

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